SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

10 May 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Appointment of Andrew Mackenzie

Further to the announcement on 20 February 2013 advising of the appointment of Andrew Mackenzie as an Executive Director of BHP Billiton Limited and BHP Billiton Plc effective 10 May 2013, we now advise details of Mr Mackenzie’s interest in BHP Billiton shares:

Notification of Initial Interests of Directors and Connected Persons (Australian Securities Exchange Listing Rules Appendix 3X)
and
Notification of Change of Interests of Persons Discharging Managerial Responsibility (Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act, and under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of director:
Mr A Mackenzie

Date of appointment:
10 May 2013

BHP Billiton Limited
ABN 49 004 028 077
Registered Office:
180 Lonsdale Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc
Registration number 3196209
Registered in Australia Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust:

Name of holder & nature of interest:
(1)Pershing Nominees (indirect interest, Mr A Mackenzie has a beneficial interest)

(2)Computershare Nominees (indirect interest, held on behalf of Mr A Mackenzie as Acquired Shares under the Group’s Shareplus scheme)

Number & class of securities:
(1)72,408 ordinary shares in BHP Billiton Plc*

(2)211 ordinary shares in BHP Billiton Plc*
* Refer Part 4 for details of change since date of last notice
(6 December 2012).

Part 3 – Director’s interests in contracts

Detail of contract:
Nil
Nature of interest:
N/A
Name of registered holder (if issued securities):
N/A
No. and class of securities to which interest relates:
N/A

Part 4 - Change of relevant interests in securities

Date of last notice:
6 December 2012
Date issuer informed of transaction:
9 May 2013
Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the London Stock Exchange. The shares were allocated and the issuer informed on 9 May 2013.
Nature of transaction:
Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2010) the:
•acquisition of 136 Matched Shares (ordinary shares of BHP Billiton Plc), and
•transfer of 136 Acquired Shares (ordinary shares of BHP Billiton Plc).
Direct or indirect interest:
Indirect
Nature of indirect interest (including registered holder):
Mr Mackenzie has an indirect interest in 72,619* ordinary shares in BHP Billiton Plc. 72,408* of these ordinary shares are held by Pershing Nominees held jointly by Mr A Mackenzie and Mrs E Mackenzie, of which Mr A Mackenzie is a beneficiary, and 211* ordinary shares of BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme.
* Note – totals above reflect shares transferred (Acquired Shares) and allocated and transferred (Matched Shares) in this transaction previously held by the Shareplus nominee Computershare Nominees under Shareplus 2010.
Date of change:
9 May 2013
No. of securities held prior to change:
72,483
Class:
Ordinary Shares in BHP Billiton Plc
Number acquired:
136 (Matched Shares, Shareplus 2010)
Number disposed:
—
Value/Consideration:
Nil - Matched Shares, Shareplus 2010
No. of securities held after change:
72,619
Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
Under Shareplus 2010, the allocation and transfer of 136 Matched Shares and transfer of 136 Acquired Shares from Computershare Nominees.
Any additional information

Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 5 – Director’s interests in options or other rights granted by the entities

Total number of securities over which options or other rights held at the date of this notice:

852,675
–maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the Long Term Incentive Plan (LTIP)
59,253
–maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the Group Incentive Scheme (GIS)
46,508
–vested GIS Options (ordinary shares of BHP Billiton Plc)
211*
–maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus
_______
958,647
–Total

* See Part 4 above for movement in Matched Shares.

Part 6 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:

Nicola Kleynhans
–BHP Billiton Limited

Geof Stapledon
–BHP Billiton Plc

Contact details:
Nicola Kleynhans
Tel:+61 3 9609 4326
Fax:+61 3 9609 4372

Geof Stapledon
Tel:+44 20 7802 4176
Fax:+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : May 10, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary